UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER 000-14747
                                                      CUSIP NUMBER 05500Q106000

(Check One):

[X] Form 10-K              [   ] Form 20-F                    [   ] Form 11-K
[   ] Form 10-Q            [   ] Form N-SAR

For Period Ended: March 31, 2001

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Azul Holdings Inc.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office (Street and Number):

         6671 Gunpark Drive, Suite 100
         Boulder, CO 80301

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously reported in current reports on Form 8-K dated December 11, 2001 and January 10, 2001 the Registrant changed independent accountants during the fiscal year ended March 31, 2001. In connection with the preparation of the Annual Report on Form 10-K for the year ended March 31, 2001, additional time is needed to provide our current auditor and predecessor independent auditors sufficient time to review and comment on our Form 10-K and for the Registrant to incorporate the auditors' comments as appropriate.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Edward S. Wittman
         (303) 447-8584

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ___ [X] Yes ___ [ ___ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Azul Holdings Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 29, 2000                By:      /s/ Edward S. Wittman
                                            ------------------------------
                                            Edward S. Wittman
                                            Vice President and Chief Financial
                                            Officer